(As filed May 3, 1999)

                                                       File No. 70-[____]

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

               --------------------------------------------------------

                                       FORM U-1

                               APPLICATION/DECLARATION
                                      UNDER THE
                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              ---------------------------------------------------------

                              New Century Energies, Inc.
                                 NC Enterprises, Inc.
                                   1225 17th Street
                             Denver, Colorado 80202-5533

                    (Names of companies filing this statement and
                      addresses of principal executive offices)

                -----------------------------------------------------
                              New Century Energies, Inc.

                   (Name of top registered holding company parent)

                ------------------------------------------------------
                                   Teresa S. Madden
                                      Controller
                              New Century Energies, Inc
                             1225 17th Street, Suite 900
                             Denver, Colorado 80202-5533

                       (Name and address of agents for service)

             The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

               William M. Dudley, Esq.       William T. Baker, Jr., Esq.
               New Century Energies, Inc.    Thelen Reid & Priest LLP
               1225 17th Street, Suite 600   40 West 57th Street
               Denver, Colorado 80202-5533   New York, New York 10019

          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
                    -----------------------------------

               1.1. Background.  New Century Energies, Inc. ("NCE") is a
                    ----------
          registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").(1) Its public utility subsidiaries are Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company, and Cheyenne Light, Fuel and Power Company. These subsidiaries together serve approximately 1.6 million electric customers in parts of Colorado, Texas, New Mexico, Wyoming, Oklahoma, and Kansas and approximately 1 million gas customers in parts of Colorado and Wyoming.

               NCE also engages through subsidiaries in various other energy-related and non-utility businesses. NC Enterprises, Inc. ("Enterprises"), a wholly-owned non-utility subsidiary of NCE, serves as the intermediate holding company for most of NCE's non-utility subsidiaries and investments. These include New Century International, Inc., which indirectly holds NCE's interest in Yorkshire Electricity Group plc, a regional electric distribution company serving parts of England; e prime, inc., which directly and indirectly through other subsidiaries sells energy-related products and services and engages in brokering, marketing and trading of electricity and natural gas; Quixx Corporation, which is engaged directly and through other subsidiaries in development activities relating to "exempt wholesale generators" ("EWGs") and exempt "foreign utility companies" ("FUCOs"), as defined in Sections 32 and 33 of the Act, respectively, "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended, and other energy related projects; Utility Engineering Corporation, which provides general engineering, development, design, construction and other services to both associate and non-associate companies; The Planergy Group, Inc. and New Century-Cadence, Inc., which engage exclusively in activities permitted under Rule 58; and Natural Fuels Corporation, an 83.63%-owned subsidiary of Enterprises, which is engaged in the commercialization of compressed natural gas as a motor fuel.

               1.2  General Description of Authority Sought.  Enterprises,
                    ---------------------------------------
          through a new wholly-owned subsidiary to be named New Century O&M Services, Inc. ("NCO&M"), or one or more additional subsidiaries of either Enterprises or NCO&M, herein requests authority to bid on and acquire facilities, systems and related equipment, tools and inventories owned by the federal government on military enclaves and that are used exclusively in connection with the delivery and distribution of electricity, natural gas, water (including potable water and hot and chilled water), steam and other energy products and to collect, treat, process and dispose of solid and liquid wastes (collectively, "Military Base Assets").(2) NCO&M proposes to bid on such assets when


          ----------------

          1.   See New Century Energies, Inc., 65 SEC Docket 277 (August 1,
          1997) (the "Merger Order").

          2. Because Enterprises cannot determine at this time whether legal or business considerations would necessitate separating the ownership and/or operation of different groups of Military Base Assets in different legal entities, it seeks to have the offered for sale by the federal government pursuant to the U.S. Department of Defense's congressionally-mandated privatization efforts, (3) and, if successful in acquiring such Military
          Base Assets, to operate, maintain, and make capital improvements to such assets.

               NCO&M requests authorization to invest up to $150 million (the "Investment Limitation") in Military Base Assets in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"). Such Military Base Assets may be acquired for cash or pursuant to the terms of long-term services agreements entered into with the Department of Defense (or a military department thereof) under which NCO&M may agree to credit some or all of the stated purchase price for any Military Base Assets against future payments for essential services provided by NCO&M. Initially, NCO&M proposes to bid on and, if successful, acquire certain facilities, as more particularly described below, that are located at the U.S. Department of the Army's Fort Carson Post, which is located near Colorado Springs, Colorado. The Applicants request that the Commission reserve jurisdiction over the acquisition of any additional Military Base Assets by NCO&M pending completion of the record in this proceeding. The Applicants undertake to file a post-effective amendment in this proceeding describing other Military Base Assets that NCO&M may seek to acquire in the future.

               1.3  Description of Fort Carson Post Proposal.  NCO&M
                    ----------------------------------------
          intends to submit a bid in response to a request for proposals by the U.S. Department of the Army to acquire the electrical and natural gas distribution facilities that are located at the Fort Carson Post, located just outside Colorado Springs, about 60
          miles south of Denver.(4)    The Fort Carson Post covers an
          area of more than 137,000 acres and includes approximately 1,860 buildings. The total daytime population of the base (active duty military personnel, their dependents and civilian workers) is estimated at 25,000. The electrical distribution system on the base is served through two substations with roughly 129 circuit miles of overhead primary distribution, approximately 18 circuit miles of underground primary distribution, and approximately 2300 street lights. The natural gas distribution system serves approximately 1,300 buildings throughout the base. It consists

          ------------

          flexibility to organize one or more additional subsidiaries from time to time for the purpose of carrying out the transactions described in this Application. Accordingly, references throughout this Application to NCO&M should be construed to include such additional subsidiaries as Enterprises or NCO&M may form specifically and solely for the purposes of acquiring, owning, operating, improving and financing Military Base Assets.

          3. The current military base privatization efforts by the Department of Defense are in response to legislation, 10 U.S.C.A. S2688 (1998), in which Congress granted the Secretary of a military department the authority to sell electric, gas, water and other military base distribution systems to private parties with a view to achieving cost reductions in essential services on military bases and a significant improvement and upgrading of such systems by qualified parties more experienced in the ownership, operation, and improvement of such facilities.

          4. The Department of the Army also invited proposals for the purchase of the water system at the Fort Carson Post. NCO&M's bid does not cover the water system.

          of approximately 306,214 feet of pipe ranging from 3/4" to 10" diameter, and includes associated metering and pressure reduction facilities. A draft of NCO&M's bid proposal is filed confidentially pursuant to Rule 104 as Exhibit B hereto.

               If successful, NCO&M will enter into a services agreement with the federal government having a minimum term of ten years pursuant to which NCO&M would provide natural gas and electric distribution services on the Fort Carson Post. As a part of the agreement, NCO&M would agree to provide all necessary labor, materials, tools and equipment necessary to operate, maintain, repair, upgrade and improve the distribution systems. NCO&M would not be able to sell the distribution systems without first offering the federal government the option to repurchase them. NCO&M may not use the systems to serve customers outside the Fort Carson Post without the permission of the federal government. In addition, any service offered to customers outside the base may be subject to regulation by the Public Utilities Commission
          of Colorado ("Colorado PUC").(5)   NCO&M represents that it
          will not offer electric or gas service to customers outside the Fort Carson Post without first obtaining the further order of the Commission in this proceeding.

               NCO&M will hire and maintain a permanent on-site staff at the Fort Carson Post of approximately nine individuals, consisting of a manager, five linemen, two gas service specialists and one operations technician. NCO&M will utilize subcontractors, as needed, including PSCo, to balance the workload and workforce. As indicated, one of the objectives of the Department of Defense in privatizing military base installations is to facilitate the improvement and upgrading of existing facilities by private companies with considerable experience in operating, maintaining and improving similar types of assets. Thus, under the agreement that NCO&M will enter into with the U.S. government, it is contemplated that NCO&M would be obligated to conduct a complete physical inspection and survey of the acquired distribution systems within the first six months of the term of the contract with a view to identifying those components of the systems requiring repair, replacement or upgrade in order to ensure safety and quality of service. Such inspections and surveys would thereafter be conducted annually during the term of the agreement. As part of its bid proposal, NCO&M has already identified certain components of the systems that potentially require upgrade and/or replacement and has prepared a conceptual 5-year capital improvement plan.

               1.4  Source of  Financing.  By order dated April 7, 1999 in
                    --------------------
          File No. 70-9397 (Holding Company Act Release No. 27000) (the "Financing Order"), NCE is currently authorized to issue common stock, short-term and long-term debt and guarantees in specified amounts and, to the extent not exempt, to engage in intra-system financing, from time to time through December 31, 2001. NCE proposes to use the proceeds of securities issuances and guarantees as authorized under the Financing Order or in subsequent orders for the purpose of financing the purchase and

          ------------

          5. NCO&M has received an opinion of counsel that it will not be subject to regulation by the Colorado PUC as a public utility by reason of acquiring, owning and operating the Fort Carson Post distribution facilities.

          operation of Military Base Assets, subject to the limitations and restrictions contained in the Financing Order or subsequent orders.

               In turn, Enterprises and NCO&M may issue debt or equity securities of any type, including guarantees, as appropriate, from time to time during the Authorization Period to finance the acquisition and operation of Military Base Assets. Guarantees may be issued by Enterprises or NCO&M or by any existing or new, direct or indirect, subsidiary of NCO&M. Such guarantees could be in respect of securities issued by any existing or new, direct or indirect, special purpose subsidiary of NCO&M organized specifically for the purpose of acquiring, owning and operating Military Base Assets. The terms and conditions of any securities (including guarantees) issued by Enterprises and NCO&M or any subsidiary of NCO&M, to the extent not exempt under Rule 52 and/or Rule 45(b), shall comply with the limitations set forth in the Financing Order.

               1.5  Provision of Support Services by PSCo.  As indicated,
                    -------------------------------------
          it is contemplated that NCO&M will utilize subcontractors to the extent necessary to assist its permanent workforce at the Fort Carson Post. NCO&M will also purchase administrative and management services from New Century Services, Inc. ("NC Services") pursuant to the standard NCE system Services Agreement which the Commission has previously approved as a part of the Merger Order. NCO&M also intends to enter into a support services agreement with PSCo pursuant to which NCO&M may request PSCo to provide personnel and other resources as are needed, from time to time, to assist in such areas as making the physical inspections and surveys of the distribution systems that are described above, and maintenance, repair and improvement activities. NCO&M will utilize a standard work order procedure to request support services from PSCo.

               An important consideration in the Department of the Army's evaluation of bids received for the Fort Carson Post facilities will be the experience and resources of the bidder and its affiliates in the areas of electric and gas system operation, maintenance and repair. Clearly, as a combination gas and electric company that has operated in Colorado for over one hundred years, PSCo has the requisite competencies. Further, PSCo provides utility service in close proximity to the Fort Carson Post. Hence, it would not be a significant burden to PSCo, in terms of the availability or personnel and other resources, to support NCO&M's operations.

               PSCo will be reimbursed promptly for its costs incurred in connection with rendering any services to NCO&M or its subsidiaries. PSCo will utilize cost accounting procedures designed to identify promptly all direct and indirect costs, including overheads, which are applicable to the work being performed by or with PSCo personnel, material or other assets. All transactions between NCO&M and PSCo will be performed at cost in compliance with Section 13 and Rules 90 and 91. Finally, NCO&M will indemnify and hold PSCo harmless against all claims or liabilities that may be incurred in connection with providing any services to NCO&M.

          ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
                   ------------------------------
               The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $10,000.


          ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
                   -------------------------------

               3.1  General.  Sections 9(a) and 10 of the Act are
                    -------
          applicable to the acquisition by Enterprises of the securities of NCO&M and by NCO&M of Military Base Assets.

               The provision of support services by PSCo to NCO&M is subject to Section 13(b) of the Act, but may be exempt pursuant to Rules 87(a)(3), 87(b)(1) or 87(b)(2), as applicable. All such services will be performed at cost, determined in accordance with Rules 90 and 91.

               3.2  Standards of Approval under Section 10.  The
                    --------------------------------------
          transactions proposed herein involve an acquisition of an
          interest in an other (i.e., non-utility) business, and are therefore subject to the approval of this Commission under
          Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c), and (f). In this case, the requirements of Section 10(c) are met and there is no basis for the Commission to make any negative findings under Section 10(b).

               As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system, provided that, subject to making certain specified findings, the Commission may permit a registered holding company to control one
          or more additional public-utility systems.(6)   Further,
          the Commission may permit the retention by a registered holding company of an interest in any non-utility business that is "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission has interpreted Sections 10(c)(1) and 11(b)(1), read together, as expressing a Congressional policy against non-utility acquisitions that bear no functional relation to a holding company's utility operations.(7)

               The Fort Carson Post assets to be acquired by NCO&M consist of electric and natural gas distribution facilities and associated equipment. Under normal circumstances, absent a

          ----------------

          6. As part of the Merger Order, the Commission made findings under Section 11(b)(1) permitting the retention of PSCo's gas utility business as an additional integrated system.

          7.   See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-65
          (1970), aff'd 444 F.2d 913 (D.C. Cir. 1971).

          statutory exemption, gas and electric distribution facilities would be considered "utility assets" rather than an "interest in [another] business" for purposes of Sections 9(a)(1) and 10 of the Act, and the owner or operator of such facilities would be an "electric utility company" or "gas utility company," as defined in Section 2(a)(3) or Section 2(a)(4), as applicable. In this case, however, the Fort Carson Post distribution facilities will be dedicated to providing service exclusively within the boundaries of a military base and the distribution services will be provided exclusively to the federal government. In this regard, the federal government is exempt from all provisions of the Act pursuant to Section 2(c), which provides that :

               No provision in this title shall apply to, or be deemed to include, the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly-owned, directly or indirectly by any one or more of the foregoing, or any officer, agent, or employee of any of the foregoing acting as such in the course of his official duty, unless such provision makes specific reference thereto.

               Although NCO&M does not fall within any of the enumerated categories of persons in Section 2(c), given that the Fort Carson Post facilities are located exclusively within the base and will be dedicated to serving a single customer -- the federal government -- the Commission could conclude that NCO&M is entitled to the benefit of the exemption under Section 2(c). The Commission could also conclude the NCO&M will function as an agent or instrumentality of the federal government in connection with the Fort Carson Post privatization.

               The Commission has not previously addressed the status of a private company which owns and operates electric or gas distribution facilities located entirely inside a federal military enclave and which provides distribution services exclusively to the federal government. However, in a recent no-action letter concerning the privatization of similar distribution facilities located on a different military base, the Division of Investment Management agreed not to recommend any enforcement action under the Act, including Section 2(a)(3) and
          Section 2(a)(4), against a subsidiary of an exempt holding company which is proposing to bid on and acquire such assets.
          See Enron Federal Solutions, Inc., SEC No-Action Letter dated April 8, 1999, 1999 SEC No-Act. LEXIS 414. The facts and circumstances of the present case, including the description and uses of the Fort Carson Post distribution facilities and the contractual undertakings between NCO&M and the Department of the Army, are legally and factually indistinguishable from those described in the Enron Federal Solutions letter.

               Although legal and policy considerations strongly support the conclusion that the Fort Carson Post distribution facilities are not "utility assets," and that NCO&M therefore will not be an "electric utility company" or gas utility company" within the meaning of the Act, the facilities are nevertheless physically and functionally identical to the electric and gas distribution facilities owned and operated by PSCo which, of course, is a public utility company. NCO&M's business, therefore, will be "functionally related" to (and in may respects indistinguishable from) the primary public utility business of PSCo and NCE's other public utility subsidiaries.

               The Fort Carson Post facilities are also physically proximate to PSCo's service area and may be operated and maintained with some assistance provided by PSCo. However, it is submitted that the proximity of any Military Base Assets to the electric or gas service territory of NCE's operating subsidiaries is irrelevant in determining whether the standards of Section 11(b)(1) will be met. In this regard, it is important to note that, in promulgating Rule 58, which, subject to certain limitations, allows a registered holding company to acquire the securities of specified categories of "energy-related companies" operating within the United States, the Commission declined to limit the permitted energy-related activities to a registered holding company's service territory or impose limits on transactions with non-associate companies, as it had done in earlier orders. Instead, the Commission focused only on whether the permitted activities under Rule 58 are themselves so closely related to the core operations of the registered holding company system that they may be deemed to be "in the ordinary course of business" of a registered holding company or otherwise appropriate for participation by registered holding companies.(8) For the same reason, there should be no geographic limitation on NCO&M's ownership or operation of Military Base Assets.

               3.3  Rule 54 Analysis.  The transactions proposed herein are
                    ----------------
          also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs
          (a), (b) and (c) of Rule 53 are satisfied.

               Initially, NCE has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

               Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs and

          -------------

          8. See Release Adopting Final Rule (Rule 58), 63 SEC Docket 2211 (February 14, 1997), pp. 2213 - 2216. Although the
          ownership of electric and gas distribution facilities, as such, is not permitted under Rule 58, the acquisition and operation of many of the types of facilities (e.g., steam, hot water, cold water, and wastewater treatment facilities) at military base sites that are the subject of privatization efforts by the federal government would be covered by Rule 58. The Commission has also previously authorized registered holding companies to acquire, own and operate such facilities, without geographic limitation. See e.g., Cinergy Corp., et al., 63 SEC Docket 2022 (February 7, 1997).

          FUCOs exceeds 50% of its "consolidated retained earnings" (also as defined in Rule 53(a)(1)). However, by order dated February 26, 1999, the Commission has authorized NCE to finance investments in EWGs and FUCOs in an amount up to 100% of NCE's
          "consolidated retained earnings."(9)   NCE's "aggregate
          investment" in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire") and Independent Power Corporation plc ("IPC"), is currently equal to 53.8% of NCE's "consolidated retained earnings"for the four quarters ended December 31, 1998. At the present time, therefore, NCE satisfies all of the requirements of Rule 53(a), as modified by the Commission's order of February 26, 1999.

               However, even if the Commission were to take into account, on a pro forma basis, the effect of the capitalization and earnings of EWGs and FUCOs (including, on a pro forma basis, Yorkshire and IPC) in which NCE has invested, it would have no basis for denying the transactions proposed herein. The transactions proposed herein relate solely to an investment, through Enterprises or its subsidiaries in assets that will be incidental and appropriate to the conduct of businesses in the United States that are closely related to the core operations of NCE's existing utility and non-utility subsidiaries, and, in addition, will provide a material benefit to the federal government.

               Moreover, there has been no material impact on NCE's consolidated capitalization by reason of the inclusion therein of the capitalization and earnings of EWGs and FUCOs (including on a pro forma basis Yorkshire and IPC) in which NCE has an interest. Additionally, NCE believes that its capitalization ratios and income levels are within acceptable ranges. Finally, although NCE's consolidated earnings for the year ended December 31, 1997, were negatively affected by its investment in Yorkshire, this was solely as the result of the imposition by the United Kingdom of a one-time, non-recurring, windfall tax on Yorkshire. Importantly, this tax did not affect earnings from ongoing operations, and, therefore, would not have any negative financial impact on earnings in future periods.


          ITEM 4.  REGULATORY APPROVALS.
                   --------------------

               No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.


          ITEM 5.  PROCEDURE.
                   ---------

               The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of

          ------------

          9.   See New Century Energies, Inc., 69 SEC Docket 646.

          the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


          ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
                   ---------------------------------

               A.   EXHIBITS.
                    --------

                    A    None.

                    B Draft of Technical Proposal of New Century O&M Services, Inc. for Privatization of the Natural Gas and Electric Distribution Systems at Fort Carson Post, Colorado. (To be filed by amendment - confidential treatment requested pursuant to Rule 104) (Paper format filing).

                    C    None.

                    D    None.

                    E    None.

                    F    Opinion of Counsel.  (To be filed by amendment).

                    G    Financial Data Schedule Per-Book NCE.
                         (Incorporated by reference to Exhibit 27 to the Annual Report on Form 10-K of NCE for the year ended December 31, 1999) (File No. 1-12927).

                    H    Proposed Form of Federal Register Notice.


               B.   FINANCIAL STATEMENTS.
                    --------------------

                    1.1  Balance Sheet of NCE and consolidated
                         subsidiaries, as of December 31, 1998
                         (incorporated by reference to the Annual Report on Form 10-K of NCE for the year ended December 31,
                         1998) (File No. 1-12927).

                    1.2 Statement of Income of NCE and consolidated subsidiaries, as of December 31, 1998
                         (incorporated by reference to the Annual Report on Form 10-K of NCE for the year ended December 31,
                         1998) (File No. 1-12927).

                    2.1 Balance Sheet of NC Enterprises, Inc. and subsidiaries, consolidated, as of December 31, 1998. (To be filed by amendment).

                    2.2 Statement of Income of NC Enterprises, Inc. and subsidiaries, consolidated, as of December 31, 1998. (To be filed by amendment).


          ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
                   ---------------------------------------

               None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                   NEW CENTURY ENERGIES, INC.
                                   NC ENTERPRISES, INC.


                              By:  /s/       Richard C.  Kelly
                                   -----------------------------------
                                   Name:     Richard C. Kelly
                                   Title:    Executive Vice President,
                                             Chief Financial Officer of
                                             New Century Energies, Inc.;
                                             Executive Vice President of
                                             NC Enterprises, Inc.



          Date:     May 3, 1999

                                  EXHIBIT INDEX

               Exhibit     Description
               -------     -----------

                  H        Proposed Form of Federal Register Notice.